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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ____)(1)


                          CHICAGO PIZZA & BREWERY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   167889 10 4
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                                 (CUSIP Number)


                               JAMES A. DAL POZZO
                              THE JACMAR COMPANIES
                              2200 W. VALLEY BLVD.
                           ALHAMBRA, CALIFORNIA 91803
                                 (626) 576-0737
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /X/.

                       (Continued on the following pages)



                                Page 1 of 6 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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

                                                                SCHEDULE 13D
-----------------------------------------------                                     --------------------------------
            CUSIP No. 167889 10 4                                                               PAGE 2 OF 6
-----------------------------------------------                                     --------------------------------

-------- -----------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         THE JACMAR COMPANIES
         IRS NO.:  95-2808722
-------- -----------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)  |  |
                                                                                                           (b)  |  |
-------- -----------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                                                          |  |
-------- -----------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
------------------------ ------ ------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,190,200
                         ------ ------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

                                NOT APPLICABLE
                         ------ ------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,190,200
                         ------ ------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                NOT APPLICABLE
-------- -----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,190,200 SHARES
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                        |  |
-------- -----------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.5%(1)
-------- -----------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

(1) Based on 7,658,321 shares of Common Stock outstanding as of November 1, 2000, as reported by Chicago Pizza & Brewery, Inc. in its Quarterly Report on Form 10-Q filed November 9, 2000 and computed in accordance with Rule 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                                     Page 3 of 6

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the beneficial ownership of 1,190,200 shares of common stock, no par value per share ("Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation ("Chicago Pizza"). The principal executive offices of Chicago Pizza are located at 26131 Marguerite Parkway, Suite A, Mission Viejo, CA 92692.

ITEM 2. IDENTITY AND BACKGROUND.

     The Jacmar Companies is a California corporation. The Jacmar Companies' address is 2200 W. Valley Blvd., Alhambra, California 91803. The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

     During the last five years, The Jacmar Companies has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price for shares of Common Stock acquired by The Jacmar Companies was $2,825,174. The source of funds for the purchase of the shares of Common Stock acquired by The Jacmar Companies was from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     The Jacmar Companies acquired the shares of Common Stock described above for investment purposes. As noted in Item 6 below, BJ Chicago, LLC, a Delaware limited liability company in which The Jacmar Companies owns a 49.9% membership interest, has entered into agreements to acquire an aggregate of 2,867,858 additional shares of Chicago Pizza Common Stock from significant shareholders of Chicago Pizza. The Jacmar Companies, directly or through BJ Chicago, LLC, intends to seek to have one or more of its designees elected to the Board of Directors of Chicago Pizza upon completion of such transactions.

     In addition, The Jacmar Companies intends to monitor and evaluate its direct and indirect investments in Chicago Pizza on a continuing basis. Based upon its evaluation from time to time, it may acquire additional shares of Common Stock of Chicago Pizza, dispose of shares of Common Stock it beneficially owns, submit one or more proposals for the consideration of management of Chicago Pizza, and/or communicate with other shareholders of Chicago Pizza.

     Except as set forth above, The Jacmar Companies has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs
(a) through (j), inclusive, of Item 4 of


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                                                                     Page 4 of 6

Schedule 13D. The Jacmar Companies, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The shares of Common Stock identified in Item 1 constitute approximately 15.5% of the outstanding Common Stock of Chicago Pizza, based upon the number of shares shown as outstanding as of November 1, 2000 in Chicago Pizza's Quarterly Report on Form 10-Q filed November 9, 2000. The Jacmar Companies has the sole power of voting and disposition with respect to the shares of Common Stock identified in Item 1.

     Except as described in this Item 5 and in Item 6 below, The Jacmar Companies has not effected transactions in Chicago Pizza's Common Stock within 60 days prior to the date of this statement.

     On November 30, 2000, The Jacmar Companies purchased 95,100 shares of Common Stock of Chicago Pizza at $3.00 from an affiliate in a privately negotiated transaction. On December 5, 2000, The Jacmar Companies purchased 135,000 shares of Common Stock of Chicago Pizza at $2.94 per share in open market transactions on the Nasdaq Small Cap Market and through privately negotiated block transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 20, 2000, BJ Chicago, LLC, a Delaware limited liability company in which The Jacmar Companies has a 49.9% membership interest, entered into an agreement to acquire an aggregate of 2,206,500 shares of Chicago Pizza Common Stock from ASSI, Inc. and Louis Habash, representing approximately 28.8% of Chicago Pizza's outstanding Common Stock, for a purchase price of $4.00 per share. In addition, BJ Chicago, LLC entered into a separate agreement dated December 20, 2000 to acquire an aggregate of 661,358 shares of the Company's common stock, representing an aggregate of 8.6% of the total outstanding shares of Chicago Pizza Common Stock, from Paul Motenko and Jerry Hennessy, the Co-Chief Executive Officers of Chicago Pizza, at a purchase price of $2.75 per share. Upon completion of the transactions, The Jacmar Companies will have sole voting and investment power with respect to 1,190,200 shares of Chicago Pizza Common Stock, representing approximately 15.5% of Chicago Pizza's outstanding shares of Common Stock, and shared voting and investment power with respect to an additional 2,867,858 shares of Chicago Pizza Common Stock, representing approximately 37.5% of Chicago Pizza's outstanding shares of Common Stock.

                  In connection with ASSI's agreement to sell its shares of Chicago Pizza Common Stock, two directors of Chicago Pizza nominated by ASSI, Mark James and Allyn Burroughs, resigned effective December 20, 2000.

                  Except as set forth above, to the knowledge of The Jacmar Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between The Jacmar


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                                                                     Page 5 of 6

Companies and any other person with respect to any securities of Chicago Pizza, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


        1. Stock Purchase Agreement dated as of December 20, 2000 among BJ Chicago, LLC, ASSI, Inc. and Louis Habash.

        2. Facilitation Agreement dated as of December 20, 2000 between BJ Chicago, LLC and Chicago Pizza.

        3. Stock Purchase Agreement dated as of December 20, 2000 among BJ Chicago, LLC, Paul Motenko and Jerry Hennessy.



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                                                                     Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 21, 2000                THE JACMAR COMPANIES

                                         By:  /s/ JAMES A. DAL POZZO
                                              ----------------------
                                         Name:  James A. Dal Pozzo
                                         Its:  President